UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
June 17, 2008
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):       )
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      )
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-       .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel

Date: June 17, 2008

ASX RELEASE	17 June, 2008
Scheme of Arrangement Implemented
Equigold NL (Equigold) (ASX Code: EQI), announces that the Scheme of Arrangement between Equigold and its shareholders has today been implemented.
All Equigold ordinary shares have been transferred to Lihir Australian Holdings Pty Limited, a wholly owned subsidiary of Lihir Gold Limited (LGL).
LGL has today despatched to Scheme Participants holding statements with regard to the New LGL Shares. The New LGL Shares commenced trading on a deferred settlement basis on ASX, POMSoX and TSX on 5 June 2008 and will commence trading on a normal settlement basis from tomorrow.
In accordance with the Merger Implementation Agreement, directors Nick Giorgetta, Ross Kestel, David Netherway and Puano Lee have today resigned from the Equigold Board and have been replaced by Arthur Hood and Graham Folland from LGL.
An application to remove Equigold from the Official List of the ASX will be made today.
For more information contact:
David Lim, Company Secretary
08 9316 3661